William Lyon Homes, Inc.

4695 MacArthur Court, 8th Floor

Newport Beach, CA 92660

April 20, 2017

VIA EDGAR

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Frank Pigott

Re:	William Lyon Homes, Inc. and co-registrant guarantors
Registration Statement on Form S-4
Filed April 13, 2017
File No. 333-217299

Dear Mr. Pigott:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, William Lyon Homes, Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on April 24, 2017, or as soon thereafter as practicable.

We acknowledge the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

Securities and Exchange Commission

April 20, 2017

WILLIAM LYON HOMES, INC., a California corporation

By:	/s/ Jason R. Liljestrom
	Name:	Jason R. Liljestrom
	Title:	Senior Vice President, General Counsel & Corporate Secretary